Exhibit 99.37

SolarBank Reaches Commercial Operation on BTM Solar Project in New York and Provides Update on Pipeline of Projects in Progress

●	Commercial operation reached on a 195kW DC behind-the-meter system for Honeywell International in Syracuse, NY
●	Mobilization underway and construction commenced on 3MW brownfield project in Geddes, NY.
●	Mobilization underway and construction commenced on 6MW closed landfill project in Manlius, NY
●	SolarBank secures major equipment order of panels, inverters, racking, and transformers for projects in Geddes and Manlius

Toronto, Ontario, May 24, 2023 — SolarBank Corporation (CSE: SUNN) (OTCQX: SLBCF) (“SolarBank” or the "Company") is pleased to provide shareholders a update on its pipeline of projects, headlined by achieving commercial operation on a 195-kilowatt DC behind-the-meter (“BTM”) solar system located in Syracuse, New York for Honeywell International (“Honeywell”). The project is the latest completed for Honeywell in New York, a key U.S. market for SolarBank. Presently, SolarBank is developing nine additional solar projects in New York, totaling 80 Megawatts of potential future capacity (“MWp”).

Mobilization is underway and construction has begun on a 3MW potential capacity brownfield project in Geddes, NY. Incentives for the project have been secured from New York State Energy Research and Development Authority (“NYSERDA”) and the system is expected to quality for enhanced investment tax credit due to its location in a brownfield. The EPA provides incentives to utilize these types of land, whether any hazard is real or perceived, because investment increases local tax bases, facilitates job growth, and improves and protects the environment, amongst other reasons.

Mobilization is also underway and construction commenced on a 6MW potential capacity closed, municipally-owned landfill project in Manlius, NY. As with the Geddes project, incentives for the project have been secured from NYSERDA and the project is expected to qualify for enhanced investment tax credit due to its location in a closed landfill.

For the projects in Geddes and Manlius, SolarBank has leveraged its strong relationships with Tier 1 suppliers to secure major equipment orders of solar panels, inverters, racking, and transformers necessary for the projects.

“Despite lingering industry-wide supply chain disruptions that have slowed our competitors, we continue to execute and complete projects of varying scope and scale to cement our company as a reliable and trusted one-stop solutions provider,” said Dr. Richard Lu, Chief Executive Officer at SolarBank. “Whether the client needs engineering, procurement and construction, operation and maintenance, systems on rooftops or in fields, behind- or in-front-of-meter, we are there to meet their needs. After a strong end to 2022 for completing projects, we are excited about our growing development pipeline.”

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Further the forecasted MW capacity of a solar project may not be reached. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal, and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets, including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has completed over 1,000 development projects with a combined capacity of over 60 megawatts. It currently has a potential development pipeline of over 700 megawatts. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements") that relate to the Company's current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "expects", "will continue", "is anticipated", "anticipates", "believes", "estimated", "intends", "plans", "forecast", "projection", "strategy", "objective" and "outlook") are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the expected energy production from the solar power project mentioned in this press release, the megawatt capacity and type of future solar projects. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under "Forward-Looking Statements" and "Risk Factors" in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.